May 8, 2008

Zip+4 Code: 20549-0305

<u>Via Fax & U.S. Mail</u>

Mr. Paul S. Moller
President
Moller International, Inc.
1122 Research Park Drive
Davis, California 95616

  Re: Form 8-K filed April 4, 2008
     Form 8-K filed May 7, 2008
     File No.: 0-33173

Dear Mr. Moller:

We have completed our review of your Forms 8-K noted above and do not, at this time, have any further comments.

     Sincerely,

     E. L. Simpson

     Effie Simpson
     Staff Accountant